Santa Maria Energy Corporation

2811 Airpark Drive

Santa Maria, California 93455

March 28, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Santa Maria Energy Corporation Registration
Statement on Form S-4 (as amended)
File No. 333-192902

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Santa Maria Energy Corporation (the “Registrant”) respectfully requests acceleration of the effective date of the above-captioned Registration Statement to 11:00 a.m., Washington, D.C. time, on April 1, 2014, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Santa Maria Energy Corporation

By:	/s/ David Pratt
David Pratt
Chief Executive Officer

cc:	Laurence Levy, Hyde Park Acquisition Corp. II
Michael E. Dillard, Latham & Watkins LLP
Keith Benson, Latham & Watkins LLP
Todd Emmerman, Katten Munchin Rosenman LLP